July 30, 2009

United States Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 4561
Washington, D.C. 20549

Attn:	Mr. Tom Kluck, Legal Branch Chief
Ms. Cicely Lomothe, Accounting Branch Chief
Ms. Jaime John, Staff Accountant
Ms. Erin Martin, Attorney-Advisor

Re:	NetREIT
Amendment No. 2 to Registration Statement on Form 10
Filed June 26, 2009 (originally filed May 6, 2008, File No. 001-34049)
File No. 000-53673
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008
Filed June 26, 2009 (Originally Filed May 29, 2009)

Ladies and Gentlemen:

Registrant’s responses below are responding to the comments in the Staff’s letter of July 14, 2009 regarding the above-referenced Form 10 and Form 10-K filings and the amended Form 10 and Form 10-K filed on June 26, 2009.

Registrant’s responses below are presented in the same numbers as the Staff’s comments in that letter.

Form 10 and Form 10-K

Item 1A Risk Factors

Our risks of losing property through a mortgage loan default ....page 14

1.	On July 29, 2009, Registrant has amended its filings on Form 10 (pages 35 and 44) and Form 10-K (pages 23 and 51) to revised disclosure regarding the status of the Garden Gateway Plaza loan. Following discussions with the Staff, Registrant determined not to revise its risk factor disclosure regarding the status of this loan.

The changes made to both documents are as follows:

Indebtedness
Mortgage Debt
The following table presents information as of December 31, 2008 on indebtedness encumbering our properties, excluding advances under any credit facility we may obtain. The Company is current in its payments on each of these loans.

	Principal	Current		Balance at
Property	Amount	Interest Rate	Maturity Date	Maturity

Havana/Parker Complex	$3,459,374	6.51%	July 2016	$2,844,980
Garden Gateway Plaza (1)	$10,670,864	6.08%	April 2014	$9,387,287
World Plaza	$3,522,227	5.31%	February 2012	$3,074,416
Executive Office Park (2)	$20,000	6.25%	December 2009	Revolving line
Waterman Plaza	$3,834,492	6.50%	September 2015	$3,304,952

(1)	Mortgage is cross-collateralized by all three buildings comprising the Garden Gateway Plaza. Mortgage has release clause for each building.

(2)	Borrowed under the Mile High Credit Facility, a $6,597,500 revolving line of credit secured by Executive Office Park and Regatta Square.
Our sale ~~The Company is current in its payments on each of these loans. The deed~~ of ~~trust for the loan secured by Garden Gateway Plaza (the Garden Gateway Loan) contains~~ a 5.99% ~~covenant not to transfer an~~ interest in Garden Gateway Plaza resulted ~~the property. The lender may,~~ in our breach ~~its discretion, waive this restriction. We had advised the real estate broker~~ of our covenant not ~~intent~~ to transfer an interest in this~~the~~ property under~~at~~ the Garden Gateway Plaza loan documents ~~time we negotiated this sale.~~ We have requested ~~believed the lender would agree to our transfer and, based on this belief, we entered the agreement to transfer the undivided interest in the property. However, we did not receive~~ the lender’s consent and ~~written~~ waiver ~~of this restriction prior~~ to this ~~our~~ transfer. Based on ~~We have contacted~~ the lender’s response thus far, we expect to resolve this matter at a cost of less than $50,000 ~~issue~~. Should we ~~If it does~~ not reach an agreement and ~~grant its waiver,~~ the lender accelerates ~~could claim our breach of this covenant and pursue one or more remedies, including~~ immediate payment of the ~~entire~~ loan, we believe we have ~~balance. In the event that~~ the financial resources ~~lender enforces its rights~~ to pay ~~call~~ the loan if we are required to do so. Please see Item 2 – Financial Information – Management ~~as immediately due and payable that could materially affect the Company~~’s Discussion ~~ability to repay its obligations under the revolving line of credit, such that the revolving line of credit facility may also be considered in default~~ and Analysis Of Financial Condition ~~may give that lender similar enforcement rights to call its loan as immediately due~~ and Results Of Operations – Liquidity ~~payable. If the lender does not consent to a waiver, we believe we have the ability~~ and Capital Resources – Financing Activities for further discussion of ~~resources to cure~~ this matter ~~breach and / or financially meet our obligations to the lenders under these loans~~.

LIQUIDITY AND CAPITAL RESOURCES
Cash and Cash Equivalents
At December 31, 2008, we had approximately $4.8 million in cash and cash equivalents compared to $4.9 million at December 31, 2007. We expect to obtain additional mortgages collateralized by some or all of our real property in the future. We anticipate to continue to raise additional capital through the issuance of additional equity securities. We expect the funds from operations, additional funding from mortgage notes payable and securities offerings will provide us with sufficient capital to make additional investments and to fund our continuing operations for the foreseeable future.
Investing Activities
Net cash used in investing activities was approximately $21.4 million in 2008 consisting primarily of $23.0 million to purchase three properties and property improvements reduced by the proceeds from seven sales of undivided interests in four properties resulting in cash proceeds received of $3.9 million and a decrease of $1.7 million in deposits at a bankrupt institution. Net cash used in investing activities during the year ended December 31, 2007 was approximately $34.8 million, which consisted of the purchase of 5 properties and improvements totaling $38.4 million and investment in mortgage receivables of $1.9 million offset by the proceeds from the sale of real estate of $6.0 million.
Financing Activities
Net cash provided by financing activities for the year ended December 31, 2008 was approximately $20.6 million, which primarily consisted of $22.7 million net proceeds from issuance of common stock, offset by dividend payments of $1.4 million and net pay down of mortgage notes payable of $0.9 million. Net cash provided by financing activities for the year ended December 31, 2007 was approximately $33.3 million, which primarily consisted of $19.1 million proceeds received from the long-term financing of three of our properties and $15.6 million net proceeds from issuance of common stock offset by $.2 million of principal repayments on mortgages note payables and dividend payments of $1.1 million.
Our sale~~The Company is in default~~ of a 5.99% interest in~~covenant of its loan secured by~~ Garden Gateway Plaza resulted in our breach~~with a balance outstanding as of December 31, 2008~~ of our covenant not to transfer an interest~~$10.7 million. The Company is~~ in this property under the Garden Gateway Plaza loan documents. We sold~~process of requesting a waiver of default from~~ this undivided interest without first receiving the lender’s consent or waiver. In late June 2009, we submitted our written request to~~If~~ the lender for~~enforces~~ its consent and waiver both for this transfer and our proposed transfer of~~right to call the loan, the Company would most likely pay~~ the entire property~~loan down from available resources~~ to a newly formed limited partnership, for which we~~level that the lender~~ would be sole general partner and~~more than likely renegotiate the terms on a more favorable basis to~~ the majority limited partner~~Company~~. In its latest response~~If this effort is unsuccessful~~, the ~~Company would attempt to replace the loan with a loan from another~~lender has requested a waiver fee of one quarter of one percent (approximately $27,000) and our reimbursement of its legal expenses. We~~If we~~ are awaiting~~unable to find another lender,~~ the lender’s review of~~Company may be forced to sell~~ the property’s status and its requested legal structure for its consent and waiver. Based on~~repay the loan or surrender~~ the lender’s response thus far, we expect~~property~~ to resolve this matter at a cost of less than $50,000. We believe it is in the lender’s best interests not to declare a default and accelerate payment of this otherwise fully performing loan~~through foreclosure proceedings~~. In the event we cannot reach agreement and~~that~~ the lender does accelerate payment of~~enforces its rights to call~~ the loan, we believe we have~~as immediately due and payable that could materially affect~~ the financial resources~~Company’s ability~~ to pay~~repay its obligations under~~ the loan. We could do so by using our cash on hand~~revolving line of credit~~, additional borrowings under our present~~such that the revolving line of~~ credit facility ~~may also be considered in default~~ and ,~~may give that lender similar enforcement rights to call its loan~~ as necessary, funds from additional financing secured by one or more of our other unencumbered properties~~immediately due and payable~~.

The registrant acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after review of this letter and the amended filings, you have additional comments or questions, please contact the undersigned at your convenience.

Very truly yours,

s/Kenneth W. Elsberry

KENNETH W. ELSBERRY
CHIEF FINANCIAL OFFICER

cc:	Ms. Jaime John, Staff Accountant Ms. Cicely Lamothe, Accounting Branch Chief Ms. Kristina Aberg, Attorney-Advisor Mr. Tom Kluck, Legal Branch Chief